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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D*

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                               TELECORP PCS, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                   879300 10 1
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                                 (CUSIP Number)


                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT - LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                             BASKING RIDGE, NJ 07920
                                 (908) 221-2000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                FEBRUARY 14, 2001
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


---------------------------                        --------------------------
CUSIP NO. 879300 10 1           SCHEDULE 13D            (PAGE 1 OF 6)
---------------------------                        --------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               AT&T CORP.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*  (See Instructions)
               N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               New York
--------------------------------------------------------------------------------
       NUMBER OF              7       SOLE VOTING POWER
        SHARES                              47,978,426
                              --------------------------------------------------
      BENEFICIALLY            8       SHARED VOTING POWER*
        OWNED BY                            0
                              --------------------------------------------------
         EACH                 9       SOLE DISPOSITIVE POWER
      REPORTING                             47,978,426
                              --------------------------------------------------
      PERSON WITH             10      SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               47,978,426
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                        --------------------------
CUSIP NO. 879300 10 1           SCHEDULE 13D            (PAGE 2 OF 6)
---------------------------                        --------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               AT&T WIRELESS SERVICES, INC.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*  (See Instructions)
               N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
       NUMBER OF              7       SOLE VOTING POWER
        SHARES                              47,978,426
                              --------------------------------------------------
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY                            0
                              --------------------------------------------------
         EACH                 9       SOLE DISPOSITIVE POWER
      REPORTING                             47,978,426
                              --------------------------------------------------
      PERSON WITH             10      SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               47,978,426
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                        --------------------------
CUSIP NO. 879300 10 1           SCHEDULE 13D            (PAGE 3 OF 6)
---------------------------                        --------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               AT&T WIRELESS PCS, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*  (See Instructions)
               N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
       NUMBER OF              7       SOLE VOTING POWER
        SHARES                              47,978,426
                              --------------------------------------------------
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY                            0
                              --------------------------------------------------
         EACH                 9       SOLE DISPOSITIVE POWER
      REPORTING                             47,978,426
                              --------------------------------------------------
      PERSON WITH             10      SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               47,978,426
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Schedule 13D amends the statement on Schedule 13D initially filed by each person or entity (each, a "Reporting Person") reporting pursuant to this
Schedule 13D on November 27, 2000 and amended on December 29, 2000 by supplementing Items 4, 5, 6 and 7 thereof with the information provided below.


ITEM 4.  PURPOSE OF TRANSACTION.
-------------------------------

      On February 14, 2001, Mr. Gerald T. Vento, Mr. Thomas H. Sullivan and AT&T Wireless Services, Inc. ("AT&T Wireless") entered into a Letter Agreement that terminated the Equity Purchase Agreement, dated as of December 22, 2000, which provided for the purchase by AT&T Wireless of 1,339,602 shares of TeleCorp PCS, Inc. Class A Common Stock ("Class A Common Stock"), 490 shares of TeleCorp PCS, Inc. Series C Preferred Stock ("Series C Preferred Stock") and 6,450 shares of TeleCorp PCS, Inc. Series E Preferred Stock ("Series E Preferred Stock") from Mr. Vento, and 896,064 shares of Class A Common Stock, 108 shares of Series C Preferred Stock and 4,009 shares of Series E Preferred Stock from Mr. Sullivan, in each case at a purchase price of $21.00 per share, payable in cash or marketable securities. The Letter Agreement also terminated the Put Rights Agreement, dated as of December 22, 2000, under which Mr. Vento and Mr. Sullivan had the right to require AT&T Wireless to purchase up to 2,917,988 shares of Class A Common Stock and 2,003,901 shares of Class A Common Stock, respectively.

      The Letter Agreement is Exhibit 10.9 hereto and is incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES.
-------------------------------

      The responses to Items 7 through 13 on the cover page of each Reporting Person for the Schedule 13D filed on November 27, 2000, as amended on December 29, 2000, (i) omitted 14,971,876 shares of Class A Common Stock issuable immediately upon conversion of 14,981,370 shares of Series G Preferred Stock of TeleCorp PCS, Inc. beneficially owned by such Reporting Person and (ii) included 195,063 shares of Class A Common Stock which are not beneficially owned by any Reporting Person on the date hereof.

      See Item 4 above with respect to the Letter Agreement, the description of which is herein incorporated by reference to Item 4.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
----------------------------------------------------------------------
RESPECT TO SECURITIES OF THE ISSUER.
-----------------------------------

      See Item 4 above with respect to the Letter Agreement, the description of which is herein incorporated by reference to Item 4.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

10.9 Letter Agreement, dated as of January 17, 2001, among Gerald T. Vento, Thomas H. Sullivan and AT&T Wireless Services, Inc.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001           AT&T CORP.


                                   By: /s/ STEVEN GARFINKEL
                                      --------------------------
                                      Name:   Steven  Garfinkel
                                      Title:  Assistant Secretary


Date:  February 14, 2001           AT&T WIRELESS PCS, LLC
                                   By:  AT&T Wireless Services, Inc., its
                                        Manager

                                   By: /s/ WILLIAM W. HAGUE
                                      --------------------------
                                      Name:   William W. Hague
                                      Title:  Senior Vice President


Date:  February 14, 2001           AT&T WIRELESS SERVICES, INC.


                                   By: /s/ WILLIAM W. HAGUE
                                      --------------------------
                                      Name:   William W. Hague
                                      Title:  Senior Vice President